UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In this report, as used herein, and unless the context suggests otherwise, the terms “ZK International,” “Company,” “we,” “us” or “ours” refer to the combined business of ZK International Group Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended September 30, 2019 filed with the Securities and Exchange Commission on January 31, 2020 (the “2019 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2019 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2019 Annual Report.

Additional Risks

An investment in our company carries risks. Before you decide to purchase or sell our ordinary shares, you should understand the high degree of risk involved. You, together with your financial and legal counsel, should consider carefully the risks that we have set out in our reports and other filings with the U.S. Securities and Exchange Commission and other information in this report. If any of those risks, or other risks that we have not identified, occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Besides the risks stated in our 2019 Annual Report, we highlight below some additional risks that could affect our business and your investment. We stress that this list of additional risks is not exhaustive.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

Zhejiang Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices and suspension of marketing activities, and having employees work remotely. Our on-site work was not resumed until mid-March 2020 upon approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we experienced significant business disruption during the lock-down period from February to mid-March. The production of the Company’s suppliers and logistics services were suspended since early February and did not resume until February 25, 2020 and was picking up slowly after China reopened businesses nationwide.

The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2020 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, the government steps to combat the virus, the disruption to the general business activities of the PRC and the impact on the economic growth and business of our manufacturers and distributors for the foreseeable future, among others.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the Six Months Ended March 31,
	2020	2019
Revenues	$40,169,585	$31,536,768
Cost of sales	36,963,308	23,458,744
Gross profit	3,206,277	8,078,024

Operating expenses:
Selling and marketing expenses	961,513	1,341,875
General and administrative expenses	1,272,675	1,454,760
Research and development costs	630,692	754,315
Total operating expenses	2,864,880	3,550,950

Operating Income	341,397	4,527,074

Other income (expenses):
Interest expenses	(424,463)	(626,036)
Interest income	3,003	4,856
Other income (expenses), net	170,391	627,846
Total other expenses, net	(251,069)	(6,666)

Income before income taxes	90,328	4,533,740

Income tax provision	-	652,859

Net income	$90,328	$3,880,881
Net income attributable to non-controlling interests	(2,500)	41,453

Net income attributable to ZK International Group Co., Ltd.	$87,828	$3,839,428

Net income	$90,328	$3,880,881

Other comprehensive loss:
Foreign currency translation adjustment	414,042	390,711

Total comprehensive income	504,370	4,271,592
Comprehensive income attributable to non-controlling interests	(5,098)	(43,914)
Comprehensive income attributable to ZK International Group Co., Ltd.	499,272	4,227,678

Basic and diluted earnings per share
Basic	0.01	0.23
Diluted	0.01	0.23
Weighted average number of shares outstanding
Basic	16,528,037	16,528,037
Diluted	16,528,037	16,528,037

Revenue

Revenues increased by $8,632,817 or 27.37%, to $40,169,585 for the six months ended March 31, 2020 from $31,536,768 for the six months ended March 31, 2019. The increase in revenues was primarily driven by our increased sales of stainless steel coil and strip as compared to our stainless steel piping and fitting products. During six months ended March 31, 2020, the sales of stainless steel coil and strip accounts for approximately 50.84% of our total revenue, as compared to 11.81% of our total revenue during six months ended March 31, 2019. The increased sales of stainless steel coil and strip, which is also the raw materials of our stainless steel piping and fitting products, was primarily driven by the management’s decision to decrease inventory level during the Covid-19 pandemic and to strengthen Company’s cash flow. The increase of sales revenue was also attributable to the decreased weighted average selling prices we offered to customers as a temporary sales strategy during the pandemic by providing one-off discount on certain products to some key customers as a result of other customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year.

Gross profit

Our gross profit decreased by $4,871,747, or 60.31%, to $3,206,277 for the six months ended March 31, 2020 from $8,078,024 for the six months ended March 31, 2019. Gross profit margin was 7.98% for the six months ended March 31, 2020, as compared to 25.61% for the six months ended March 31, 2019. The decrease of gross profit was primarily due to increased sales percentage of low gross margin products such as stainless steel coil and strip and decreased sales percentage of high gross margin products such as stainless steel piping and fitting products. The gross profit of stainless steel coil products is approximately 0.13% due to the decrease of average selling price of stainless steel coil products, while our water and gas piping products generally have gross margin of 16.10% during six months ended March 31, 2020.

Our gross profit was also significantly impacted by the decreased gross profit margin of stainless steel piping and fitting products which we had 16.10% gross margin during six months ended March 31, 2020 while the product segment had 29.03% gross margin during six months ended March 31, 2019. The decrease of gross margin was mainly attributable to the decreased weighted average selling prices we offered to customers as a temporary sales strategy during the pandemic by providing one-off discount on certain products to some key customers who are suffered blows of the COVID-19 pandemic earlier this year and to increase cash flows by lowering inventory.

Selling and Marketing Expenses

We incurred $961,513 in selling and marketing expenses for the six months ended March 31, 2020, compared to $1,341,875 for the six months ended March 31, 2019. Selling and marketing expenses decreased by $380,362, or 28.35%, during the six months ended March 31, 2020 compared to the six months ended March 31, 2019. This decrease is primarily due to decreases in freight expenses, advertising expenses, and compensation for the sales personnel during the lock-down period.

General and Administrative expenses

We incurred $1,272,675 in general and administrative expenses for the six months ended March 31, 2020, compared to $1,454,760 for the six months ended March 31, 2019. General and administrative expenses decreased by $182,085, or 12.52%, for the six months ended March 31, 2020 compared to the same period in 2019. The decrease is primarily due to decrease in travelling expenses and administrative staff salary during the lock-down period.

Research and Development Expenses

We incurred $630,692 in research and development expenses for the six months ended March 31, 2020, compared to $754,315 for the six months ended March 31, 2019. R&D expenses decreased by $123,624, or 16.39%, for the six months ended March 31, 2020 compared to the same period in 2019. The decrease was primarily due to the temporary suspended research and development activities during the lock-down period.

Income from operations

As a result of the factors described above, operating income was $341,397 for the six months ended March 31, 2020, compared to operating income of $4,527,074 for the six months ended March 31, 2019, an decrease of operating income of $4,185,677, or approximately 92.46%.

Other income and expenses

Our interest income and expenses were $3,003 and $424,463, respectively, for the six months ended March 31, 2020, compared to interest income and expenses of $4,856 and $626,036, respectively, for the six months ended March 31, 2019. The decrease of interest expense is primarily due to the decrease of bank loan incurred during fiscal half year of 2020. Other income mainly consists of government grant for financial support to the Company under local government’s innovation incentive programs.

Net Income

As a result of the factors described above, our net income for the six months ended March 31, 2020 was $90,328 compared to net profit of $4,533,740 for the six months ended March 31, 2019, a decrease in profit of $4,443,412, or approximately 98.01%.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the six months ended March 31, 2020 was $414,042, compared to a currency translation gain of $390,711 for the six months ended March 31, 2019, an increase of $23,331. The increased gain is primarily due to the appreciation of RMB against the U.S. dollars.

Liquidity and Capital Resources

As of March 31, 2020 and 2019, we had cash and cash equivalents of $1,392,405 and $3,451,138 respectively. The decrease of cash in 2020 fiscal half year is primarily attributable to our financing activities as result of cash repayment of related party loans. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the Six Months Ended March 31,
	2020	2019
Net cash provided by operating activities	$1,070,999	$1,272,817
Net cash used in investing activities	(574,050)	(1,072,169)
Net cash used in financing activities	(2,614,615)	(5,866,871)
Effect of exchange rate changes on cash	58,933	(73,181)
Net decrease in cash	$(2,058,733)	$(5,739,404)

Operating activities

Net cash provided by operating activities was approximately $1.07 million for the six months ended March 31, 2020, as compared to approximately $1.27 million for the six months ended March 31, 2019.

Net cash provided by operating activities for the six months ended March 31, 2020 was mainly due to the decrease of inventory of approximately $2.56 million as a result of our sales initiative to sell certain products on discount to decrease inventory level and strengthen cash flow, and the increase of accrued expenses and other current liabilities of approximately $0.26 million. The net cash provided by operating activities was mainly offset by the decrease of accounts payable of approximately $2.00 million.

Net cash provided by operating activities for the six months ended March 31, 2019 was mainly due to the net income of approximately $3.88 million, and the decrease of accounts receivable of approximately $1.64 million. The net cash provided by operating activities was mainly offset by the increase of inventory of approximately $2.10 million as a result of our increased raw materials purchase and outsourcing activities to accelerate delivery cycle, and the decrease of advance from customers of approximately $2.40 million as a result of increased product delivery which offset outstanding balance of advance amount from customers.

Investing activities

Net cash used in investing activities was approximately $0.57 million for the six months ended March 31, 2020, as compared to approximately $1.07 million for the six months ended March 31, 2019.

Net cash used in investing activities for the six months ended March 31, 2020 was mainly due to purchases of equipment and transportation vehicles of approximately $0.61 million.

Net cash used in investing activities for the six months ended March 31, 2019 was mainly due to purchases of production of machineries of approximately $0.40 million, and the purchase of software use rights of approximately $0.50 million.

Financing activities

Net cash used in financing activities was approximately $2.61 million for the six months ended March 31, 2020, as compared to approximately $5.87 million for the six months ended March 31, 2019.

Net cash used in financing activities for the six months ended March 31, 2020 was mainly due to loan repayment to related parties of approximately $1.47 million, and cash advance to related parties of approximately $1.95 million which was subsequently repaid by the related parties. The net cash used in financing activities was mainly offset by net proceeds from short-term bank loans of approximately $0.72 million.

Net cash used in financing activities for the six months ended March 31, 2019 was mainly due to loan repayment to related parties of approximately $3.71 million, cash advance to related parties of approximately $1.86 million which was subsequently repaid by the related parties, and net repayment of short-term bank loans of approximately $0.41 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2020 and September 30, 2019 (Unaudited)

 (IN U.S. DOLLARS)

	March 31,	September 30,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$1,392,405	$3,451,138
Short-term Investment	7,223	279,810
Accounts receivable, net of allowance for doubtful accounts of $1,937,285 and $1,919,152, respectively	25,487,091	25,115,040
Notes receivable	222,904	385,519
Other receivables	1,979,129	1,866,321
Due from related parties	2,041,956	110,990
Inventories	18,454,483	20,796,075
Advance to suppliers	6,751,340	6,848,143
Total current assets	56,336,531	58,853,036
Property, plant and equipment, net	7,037,953	6,595,704
Intangible assets, net	922,664	918,717
Deferred tax assets	292,494	289,756
Long-term deposit	11,576,028	11,453,690
Long-term investment	294,218	291,464
TOTAL ASSETS	$76,459,888	$78,402,367
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,239,524	$4,182,530
Accrued expenses and other current liabilities	4,741,524	4,438,570
Accrued payroll and welfare	1,170,843	1,340,060
Advance from customers	2,509,854	2,422,776
Due to related parties	-	1,446,461
Short-term bank borrowings	17,144,955	16,281,461
Notes payables	115,114	296,267
Income tax payable	4,215,998	4,176,537
TOTAL LIABILITIES	$32,137,812	$34,584,662

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,558,037 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	18,049,630	18,049,630
Statutory surplus reserve	2,907,294	2,904,699
Retained earnings	24,457,769	24,372,535
Accumulated other comprehensive income (loss)	(1,397,381)	(1,808,825)
Total equity attributable to ZK International Group Co., Ltd.	44,017,312	43,518,039
Equity attributable to non-controlling interests	304,764	299,666
Total equity	44,322,076	43,817,705
TOTAL LIABILITIES AND EQUITY	$76,459,888	$78,402,367

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2020 and 2019 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2020	2019
Revenues	$40,169,585	$31,536,768
Cost of sales	36,963,308	23,458,744
Gross profit	3,206,277	8,078,024

Operating expenses:
Selling and marketing expenses	961,513	1,341,875
General and administrative expenses	1,272,675	1,454,760
Research and development costs	630,692	754,315
Total operating expenses	2,864,880	3,550,950

Operating Income	341,397	4,527,074

Other income (expenses):
Interest expenses	(424,463)	(626,036)
Interest income	3,003	4,856
Other income (expenses), net	170,391	627,846
Total other income (expenses), net	(251,069)	6,666

Income before income taxes	90,328	4,533,740

Income tax provision	-	652,859

Net income	$90,328	$3,880,881
Net income attributable to non-controlling interests	2,500	41,453

Net income attributable to ZK International Group Co., Ltd.	$87,828	$3,839,428

Net income	$90,328	$3,880,881

Other comprehensive loss:
Foreign currency translation adjustment	414,042	390,711

Total comprehensive income	504,370	4,271,592
Comprehensive income attributable to non-controlling interests	(5,098)	(43,914)
Comprehensive income attributable to ZK International Group Co., Ltd.	499,272	4,227,678

Basic and diluted earnings per share
Basic	0.01	0.23
Diluted	0.01	0.23
Weighted average number of shares outstanding
Basic	16,558,037	16,528,037
Diluted	16,558,037	16,528,037

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity
(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity
Balance at September 30, 2018	16,528,037	17,998,933	2,031,775	17,138,593	(127,456)	225,747	37,267,592

Foreign currency translation gain	-	-	-	-	388,250	2,460	390,710
Net income	-	-	415,379	3,424,048	-	41,454	3,880,881

Balance at March 31, 2019	16,528,037	17,998,933	2,447,154	20,562,641	260,794	269,661	41,539,183

Balance at September 30, 2019	16,558,037	18,049,630	2,904,699	24,372,535	(1,808,825)	299,666	43,817,705

Foreign currency translation loss					411,444	2,598	414,042
Net income			2,595	85,234		2,500	90,329

Balance at March 31, 2020	16,558,037	18,049,630	2,907,294	24,457,769	(1,397,381)	304,764	44,322,076

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2020 and 2019 (Unaudited)

(IN U.S. DOLLARS)

	For the Six Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net income	$90,328	$3,880,881
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	176,111	180,465
Amortization expense	-	8,448
Changes in operating assets and liabilities:
Accounts receivable	(136,090)	1,644,116
Other receivables	(96,109)	(800,576)
Notes receivable	167,896	(710,611)
Inventories	2,563,087	(2,094,106)
Advance to suppliers	163,096	70,039
Accounts payable	(2,002,061)	537,481
Accrued expenses and other current liabilities	263,591	176,740
Accrued payroll and welfare	(183,670)	219,762
Advance from customers	64,820	(2,392,380)
Income tax payable	-	552,559
Net cash provided (used in) operating activities	1,070,999	1,272,817

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(608,404)	(398,408)
Proceed from disposal of property, plant and equipment	48,676	-
Cash investment into long-term investment	-	(172,761)
Purchases of intangible assets	-	(501,000)
Net proceeds placed into long-term deposit	(14,262)	-
Net cash used in investing activities	(574,050)	(1,072,169)

Cash Flows from Financing activities:
Net proceeds released from (placed into) bank acceptance notes	(185,764)	-
Net proceeds released from short-term investment	277,944	116,020
Net proceeds from (repayment to) short-term bank borrowings	716,659	(409,942)
Repayments of loans of related parties	(1,474,517)	(3,714,894)
Cash advance to related parties	(1,948,937)	(1,858,055)
Net cash provided by (used in) financing activities	(2,614,615)	(5,866,871)

Effect of exchange rate changes on cash	58,933	(73,181)

Net change in cash and cash equivalents	(2,058,733)	(5,739,404)
Cash and cash equivalents at the beginning of year	3,451,138	7,682,589
Cash and cash equivalents at the end of year	$1,392,405	$1,943,185

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$31,458
Cash paid for interest expenses	$450,282	$626,036

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release - ZK International Group Co., Ltd. Announces Record Revenue of $40.17 Million, an Increase of 27.4% for the First Half of Fiscal Year 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2020	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board